                                                 Filed by M.A. Hanna Company and
                                                                The Geon Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    and Deemed Filed Pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934

              Subject Companies: M.A. Hanna Company (Commission File No. 1-5222)
                              and The Geon Company (Commission File No. 1-11804)


FOR IMMEDIATE RELEASE

                M.A. HANNA, GEON TO UNITE AS POLYONE CORPORATION

CLEVELAND - June 20, 2000 - The Geon Company (NYSE: GON) and M.A. Hanna Company (NYSE: MAH) jointly announced today that the new company they plan to form as a result of their previously announced consolidation will be named PolyOne Corporation.

M.A. Hanna and Geon announced on May 8 that both boards of directors had approved a consolidation of the two companies to create a $3.5 billion company that will be the world leader in polymer services. The combination should be completed in the third quarter, pending regulatory review and shareholder approval.

The new name was developed to describe these important characteristics of the new company:

     -    Leadership in markets, technology and value to shareholders

     - A single source for customers to look to for solutions and growing needs

     - A combination of businesses and experiences from both companies that creates an important leader in polymer services

"We wanted our new name to reflect our commitment to customers as well as our growing industry leadership," said Phillip D. Ashkettle, chairman, and chief executive officer of M.A. Hanna. "Our job now is to demonstrate to every one of our customers that PolyOne is the kind of company that creates value for them."

Said Thomas A. Waltermire, Geon chairman and chief executive officer, "PolyOne expresses our organizational unity as we create a singularly stronger new company from Geon and M.A. Hanna. In the next few months, we intend to bring all facets together, both operationally and culturally."

M.A. Hanna Company, headquartered in Cleveland, is a $2.3 billion international specialty polymers company focused on the plastics and rubber industries through its operations in North America, Europe and Asia. Its primary businesses are plastics compounding and color and additive systems, rubber compounding and color and additives, and distribution of plastic resins and engineered plastic shapes. Information on the company's products and services, as well as investor presentations and details of its financial performance, is available at http://www.mahanna.com.

The Geon Company is a leading North American-based polymer services and technology company with operations in vinyl compounds, specialty vinyl resins and formulations, engineered films, and other value-added products and services. Headquartered in Avon Lake, Ohio, The Geon Company and its subsidiaries employ more than 3,200 people and have 30 manufacturing plants in the United States, Canada, England and Australia, and joint ventures in the United States, England, Australia, Singapore and Colombia. Information on the Company's products and services, as well as news releases, EDGAR filings, Form 10-K, 10-Q, etc. is available on the Internet at http://www.geon.com.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
------------------------------------------------
This release contains statements concerning trends and other forward-looking information affecting or relating to Geon and M.A. Hanna and their industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that the M.A. Hanna and Geon businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to business consolidation and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the proposed transaction; (5) inability to obtain, or meet conditions imposed for, governmental approvals for the merger; (6) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) failure of the Geon or Hanna stockholders to approve the proposed transaction; (8) unanticipated costs or difficulties in the operation of Oxy Vinyls, LP.

In connection with the business combination transaction, Geon and M.A. Hanna expect to file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Geon and M.A. Hanna expect to send the joint proxy statement/prospectus to their respective stockholders, seeking their approval of the proposed business combination transaction. We urge investors and stockholders to read the joint proxy statement/prospectus carefully when it is available. The joint proxy statement/prospectus will contain important information about the resulting company, Geon, M.A. Hanna, the proposed business combination transaction and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents, once available, as well as other filings made by Geon and M.A. Hanna with the Commission, through the website maintained by the Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents, once available, may also be obtained by Geon stockholders by directing a request to Geon at One Geon Center, Avon Lake, Ohio 44012
Attention: Corporate Secretary, and by M.A. Hanna stockholders by directing a request to M.A. Hanna at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304.

Geon Media & Investor Contact:  Dennis Cocco
                                Vice President, Corporate & Investor Affairs
                                The Geon Company
                                (440) 930-1538

M.A. Hanna Media & Investor Contact:        Chris Farage
                                            Director, Investor Relations
                                            The M.A. Hanna Company
                                            (216) 589-4085